Green Irons Holdings Corp.
P.O. Box 561, Harbor Gates
Providenciales
Turks & Caicos Islands

Fax: 202-772-9368

November 27, 2006

Attention: Mr. Matt Franker
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re: Green Irons Holdings Corp.
    Registration Statement on Form SB-2
    Commission File Number: 333-135225
    Amendment no. 6 Filed on November 16, 2006
    Request for Acceleration of Effective Date of Registration Statement

Dear Sir/Madam:

We are writing with reference to the amended registration statement on form SB-2/A, filed November 16, 2006, on behalf of Green Irons Holdings Corp, the Company.

We refer you to Rules 460 and 461 in requesting that the registration statement be declared effective on or before 9:30 a.m. on Thursday, November 30, 2006, or as soon thereafter as possible.

In connection with our request for acceleration of the effective date of our registration statement, we hereby make the following representations:

- Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding inititated by the Commission or any person under the federal securities laws of the United States.

To the best of our knowledge, as of today's date, there has not been any distribution of a preliminary prospectus to potential investors. It is expected that the Company's shares will be sold through its directors and officers. As it is not anticipated that the Company's shares will be sold through underwriters and/or broker dealers, a preliminary prospectus has not been delivered to any underwriters or broker dealers.

Should you require any additional information, please contact us.



Sincerely,

Green Irons Holdings Corp.


/s/ Andrew Couvell
Andrew Couvell, President